CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NOT FOR DISSEMINATION IN THE UNITED STATES

OR FOR RELEASE TO U.S. NEWSWIRE SERVICES.

CARDERO CLOSES $6,760,000

BROKERED PRIVATE PLACEMENT

March 18, 2004

Trading Symbol: TSX-Ven - CDU

Frankfurt Stock Exchange - CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that it has closed the brokered private placement of 2,600,000 units (the “Units”) at a price of $2.60 per Unit, as originally announced March 3, 2004, raising gross proceeds of $6,760,000 (the “Offering”).  Each Unit consists of one common share (“Share”) and one common share purchase warrant (“Warrant”).  Each Warrant is exercisable for a period of 18 months to acquire one additional Share (“Warrant Share”) at a price of $3.25 per Warrant Share until March 17, 2005 and thereafter at a price of $3.50 per Warrant Share until September 17, 2005.  Pacific International Securities Inc. acted as the agent for the Offering (“Agent”).

The Agent received an aggregate commission of $405,600, of which $152,100 was paid in cash and $253,500 was paid through the issuance of 97,500 Units, having the same terms and conditions as the Units issued pursuant to the Offering, and a corporate finance fee of $30,000.  In addition, the Agent received agent’s options (“Agent’s Options”) entitling the Agent to purchase up to 260,000 Units of the Company (“Agent’s Units”) at a price of $2.65 per Agent’s Unit until March 17, 2005.  Each Agent’s Unit consists of one common share and one common share purchase warrant, with each such warrant being exercisable to acquire one common share at a price of $3.30 per share until March 17, 2005 and thereafter at a price of $3.55 per share until September 17, 2005.

All of the securities issued in connection with the Offering, including the Agent’s Units and Agent’s Options, are subject to a hold period in Canada until July 18, 2004.

The gross proceeds of the Offering are intended to be used to fund property payments, taxes and exploration programs on the Company’s exploration projects in Argentina, Mexico and Peru, for ongoing mineral property investigations and the acquisition of additional mineral properties, and for general and administrative expenses and working capital.

None of the foregoing securities have been, nor will they be, registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Unites States Securities Act of 1933 and any applicable State securities laws.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management.